Phoenix Technologies Ltd.
411 East Plumeria Drive
San Jose, California 95134
(408) 570-1000

February 8, 2002

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Attention: Mylene Chan
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

  Re:
  Phoenix Technologies Ltd.
  Withdrawal of Registration Statement
  on Form S-3, SEC File No. 333-77020

Dear Ms. Chan:

        On behalf of Phoenix Technologies Ltd. (the "Company"), this letter is filed with respect to the Registration Statement on Form S-3, SEC File No. 333-77020, which was filed on January 18, 2002 (the "Registration Statement").

        In light of recent developments, the selling shareholders have determined not to resell shares of the Company's common stock under the Registration Statement. No securities have been distributed pursuant to the Registration Statement. Accordingly, the Company hereby withdraws the Registration Statement.

Sincerely,
Phoenix Technologies Ltd.
By:	/s/ LINDA V. MOORE Linda V. Moore Vice President and General Counsel